EXHIBIT A

Transactions in the Shares of the Issuer by each of the Reporting Persons
During the Last Sixty (60) Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions.

Prescience Partners, LP

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
03/09/2021	32,700	9.65

Prescience Point Special Opportunity LP

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
02/16/2021	10,104	9.66
02/18/2021	30,000	9.86
02/26/2021	20,000	9.65
03/02/2021	100,000	11.10
03/09/2021	32,700	9.65

Mr. Merriweather

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
04/16/2021	1,270	12.00

Ms. Sibley

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
04/16/2021	1,241	12.04

Mr. Spengler

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
04/16/2021	1,260	11.98